82-4211

Grupo
CONTINENTAL
S.A.

RECEIVED
2004 JUL 30 P 4:05
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

[redacted]

04035908

July 28th, 2004.

U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Mail Stop 3-2
Washington, D.C. 20549
U.S.A.

SUPPL

Ladies and Gentlemen:

Enclosed herewith we are sending a printed copy of the consolidated financial statements together with the notes thereto (annexes numbers 1 to 14) of Grupo Continental, S.A., as of June 30, 2004.

The above mentioned information is being provided to mantain the exemption from registration under the Securities Exchange Act of 1934 afforded by Rule 12g3-2(b) for Grupo Continental, S.A. (file number 82-4211).

PROCESSED
AUG 03 2004
THOMSON FINANCIAL

Very truly yours,

Miguel Angel Rábago Vite
Executive Director of Finance

Dlw 8/3

Encl.
MARV'stc
GC'44

Avenida Hidalgo 2303 ○ C.P. 89140 Tampico, Tamaulipas, México
Apartado Postal 664 ○ C.P. 89000 Tampico, Tamaulipas, México
Teléfono: (833) 241-2500 ○ Fax: (833) 241-2577

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

82-4211

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **2** AÑO: **2004**

GRUPO CONTINENTAL, S.A.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**

AL 30 DE JUNIO DE 2004 Y 2003

(Miles de Pesos)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**ACTIVO TOTAL**	**9,309,062**	**100**	**9,031,747**	**100**
2	**ACTIVO CIRCULANTE**	**3,496,542**	**38**	**3,551,023**	**39**
3	EFECTIVO E INVERSIONES TEMPORALES	2,333,359	25	2,290,807	25
4	CLIENTES Y DOCUMENTOS POR COBRAR (NETO)	220,783	2	228,758	3
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	122,746	1	132,706	1
6	INVENTARIOS	819,654	9	898,752	10
7	OTROS ACTIVOS CIRCULANTES	0	0	0	0
8	**LARGO PLAZO**	**868,757**	**9**	**829,220**	**9**
9	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	0	0	0	0
10	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	829,037	9	791,828	9
11	OTRAS INVERSIONES	39,720	0	37,392	0
12	**INMUEBLES, PLANTA Y EQUIPO (NETO)**	**4,257,793**	**46**	**4,061,349**	**45**
13	INMUEBLES	2,702,560	29	2,450,172	27
14	MAQUINARIA Y EQUIPO INDUSTRIAL	2,633,441	28	2,466,526	27
15	OTROS EQUIPOS	2,110,596	23	2,138,736	24
16	DEPRECIACION ACUMULADA	3,246,160	35	3,105,818	34
17	CONSTRUCCIONES EN PROCESO	57,356	1	111,733	1
18	**ACTIVO DIFERIDO (NETO)**	**684,009**	**7**	**588,302**	**7**
19	**OTROS ACTIVOS**	**1,961**	**0**	**1,853**	**0**
20	**PASIVO TOTAL**	**1,942,953**	**100**	**1,794,168**	**100**
21	**PASIVO CIRCULANTE**	**715,390**	**37**	**709,290**	**40**
22	PROVEEDORES	263,811	14	319,401	18
23	CREDITOS BANCARIOS	0	0	0	0
24	CREDITOS BURSATILES	0	0	0	0
25	IMPUESTOS POR PAGAR	200,478	10	98,755	6
26	OTROS PASIVOS CIRCULANTES	251,101	13	291,134	16
27	**PASIVO A LARGO PLAZO**	**0**	**0**	**0**	**0**
28	CREDITOS BANCARIOS	0	0	0	0
29	CREDITOS BURSATILES	0	0	0	0
30	OTROS CREDITOS	0	0	0	0
31	**CREDITOS DIFERIDOS**	**942,333**	**49**	**948,275**	**53**
32	**OTROS PASIVOS**	**285,230**	**15**	**136,603**	**8**
33	**CAPITAL CONTABLE**	**7,366,109**	**100**	**7,237,579**	**100**
34	**PARTICIPACION MINORITARIA**	**5,323**		**3,478**	
35	**CAPITAL CONTABLE MAYORITARIO**	**7,360,786**	**100**	**7,234,101**	**100**
36	**CAPITAL CONTRIBUIDO**	**861,155**	**12**	**861,150**	**12**
37	CAPITAL SOCIAL PAGADO (NOMINAL)	15,000	0	15,000	0
38	ACTUALIZACION CAPITAL SOCIAL PAGADO	810,937	11	810,937	11
39	PRIMA EN VENTA DE ACCIONES	35,218	0	35,213	0
40	APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0	0	0
41	**CAPITAL GANADO (PERDIDO)**	**6,499,631**	**88**	**6,372,951**	**88**
42	RESULTADOS ACUMULADOS Y RESERVA DE CAPITAL	7,496,336	102	7,276,529	101
43	RESERVA PARA RECOMPRA DE ACCIONES	150,000	2	150,000	2
44	EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DE CAPITAL CONTABLE	(1,643,613)	(22)	(1,598,391)	(22)
45	**RESULTADO NETO DEL EJERCICIO**	496,908	7	544,813	8

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **2** AÑO: **2004**

GRUPO CONTINENTAL, S.A.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS

(Miles de Pesos) **Impresión Final**

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
3	**EFECTIVO E INVERSIONES TEMPORALES**	**2,333,359**	**100**	**2,290,807**	**100**
46	EFECTIVO	57,465	2	62,258	3
47	INVERSIONES TEMPORALES	2,275,894	98	2,228,549	97
18	**CARGOS DIFERIDOS**	**684,009**	**100**	**588,302**	**100**
48	GASTOS AMORTIZABLES (NETO)	201,667	29	71,827	12
49	CREDITO MERCANTIL	482,342	71	516,475	88
50	IMPUESTOS DIFERIDOS	0	0	0	0
51	OTROS	0	0	0	0
21	**PASIVO CIRCULANTE**	**715,390**	**100**	**709,290**	**100**
52	PASIVOS EN MONEDA EXTRANJERA	19,020	3	36,719	5
53	PASIVOS EN MONEDA NACIONAL	696,370	97	672,571	95
24	**CREDITOS BURSATILES CORTO PLAZO**	**0**	**100**	**0**	**100**
54	PAPEL COMERCIAL	0	0	0	0
55	PAGARE DE MEDIANO PLAZO	0	0	0	0
56	PORCION CIRCULANTE DE OBLIGACIONES	0	0	0	0
26	**OTROS PASIVOS CIRCULANTES**	**251,101**	**100**	**291,134**	**100**
57	OTROS PASIVOS CIRCULANTES CON COSTO	0	0	0	0
58	OTROS PASIVOS CIRCULANTES SIN COSTO	251,101	100	291,134	100
27	**PASIVO A LARGO PLAZO**	**0**	**100**	**0**	**100**
59	PASIVO EN MONEDA EXTRANJERA	0	0	0	0
60	PASIVO EN MONEDA NACIONAL	0	0	0	0
29	**CREDITOS BURSATILES LARGO PLAZO**	**0**	**100**	**0**	**100**
61	OBLIGACIONES	0	0	0	0
62	PAGARE DE MEDIANO PLAZO	0	0	0	0
30	**OTROS CREDITOS**	**0**	**100**	**0**	**100**
63	OTROS CREDITOS CON COSTO	0	0	0	0
64	OTROS CREDITOS SIN COSTO	0	0	0	0
31	**CREDITOS DIFERIDOS**	**942,333**	**100**	**948,275**	**100**
65	CREDITO MERCANTIL	0	0	0	0
66	IMPUESTOS DIFERIDOS	942,333	100	948,275	100
67	OTROS	0	0	0	0
32	**OTROS PASIVOS**	**285,230**	**100**	**136,603**	**100**
68	RESERVAS	285,230	100	136,603	100
69	OTROS PASIVOS	0	0	0	0
44	**EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DEL CAPITAL CONTABLE**	**(1,643,613)**	**100**	**(1,598,391)**	**100**
70	RESULTADO ACUMULADO POR POSICION MONETARIA	0	0	0	0
71	RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	(1,643,613)	(100)	(1,598,391)	(100)

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **2** AÑO: **2004**
GRUPO CONTINENTAL, S.A.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
OTROS CONCEPTOS
(Miles de Pesos)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
72	CAPITAL DE TRABAJO	2,781,152	2,841,733
73	FONDO PARA PENSIONES Y PRIMA DE ANTIGUEDAD	0	0
74	NUMERO DE FUNCIONARIOS (*)	64	64
75	NUMERO DE EMPLEADOS (*)	4,746	4,965
76	NUMERO DE OBREROS (*)	9,273	9,567
77	NUMERO DE ACCIONES EN CIRCULACION (*)	750,000,000	749,980,000
78	NUMERO DE ACCIONES RECOMPRADAS (*)	0	20,000

(*) DATOS EN UNIDADES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

82-4211

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **2** AÑO: **2004**

GRUPO CONTINENTAL, S.A.

ESTADO DE RESULTADOS **CONSOLIDADO**

DEL 1 DE ENERO AL 30 DE JUNIO DE 2004 Y 2003

(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**4,676,985**	**100**	**5,046,407**	**100**
2	COSTO DE VENTAS	2,174,423	46	2,318,359	46
3	**RESULTADO BRUTO**	**2,502,562**	**54**	**2,728,048**	**54**
4	GASTOS DE OPERACION	1,764,781	38	1,874,718	37
5	**RESULTADO DE OPERACION**	**737,781**	**16**	**853,330**	**17**
6	COSTO INTEGRAL DE FINANCIAMIENTO	(46,013)	(1)	(17,586)	0
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**783,794**	**17**	**870,916**	**17**
8	OTRAS OPERACIONES FINANCIERAS	(10,897)	0	(8,032)	0
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**794,691**	**17**	**878,948**	**17**
10	PROVISION PARA IMPUESTOS Y P.T.U.	361,395	8	399,331	8
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**433,296**	**9**	**479,617**	**10**
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	65,204	1	65,827	1
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**498,500**	**11**	**545,444**	**11**
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**498,500**	**11**	**545,444**	**11**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**498,500**	**11**	**545,444**	**11**
19	PARTICIPACION MINORITARIA	1,592	0	631	0
20	**RESULTADO NETO MAYORITARIO**	**496,908**	**11**	**544,813**	**11**

82-4211

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **2** AÑO: **2004**
GRUPO CONTINENTAL, S.A.

ESTADO DE RESULTADOS **CONSOLIDADO**
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**VENTAS NETAS**	**4,676,985**	**100**	**5,046,407**	**100**
21	NACIONALES	4,676,761	100	5,046,223	100
22	EXTRANJERAS	224	0	184	0
23	CONVERSION EN DOLARES (***)	20	0	17	0
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**(46,013)**	**100**	**(17,586)**	**100**
24	INTERESES PAGADOS	4,542	10	6,517	37
25	PERDIDA EN CAMBIOS	263	1	346	2
26	INTERESES GANADOS	36,669	80	43,387	247
27	GANANCIA EN CAMBIOS	51,421	112	8,592	49
28	RESULTADO POR POSICION MONETARIA	37,272	81	27,530	157
42	PERDIDA EN ACTUALIZACION DE UDI'S	0	0	0	0
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	**(10,897)**	**100**	**(8,032)**	**100**
29	OTROS GASTOS Y (PRODUCTOS) NETO	(10,897)	(100)	(8,032)	(100)
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**361,395**	**100**	**399,331**	**100**
32	I.S.R.	274,215	76	291,225	73
33	I.S.R. DIFERIDO	8,802	2	24,963	6
34	P.T.U.	79,690	22	83,095	21
35	P.T.U. DIFERIDA	(1,312)	0	48	0

(***) DATOS EN MILES DE DOLARES

ESTADO DE RESULTADOS **CONSOLIDADO**

OTROS CONCEPTOS DE RESULTADOS
(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
36	VENTAS TOTALES	4,739,170	5,133,593
37	RESULTADO FISCAL DEL EJERCICIO	513,535	533,599
38	VENTAS NETAS (**)	9,744,774	10,179,659
39	RESULTADO DE OPERACION (**)	1,577,240	1,797,600
40	RESULTADO NETO MAYORITARIO (**)	1,108,177	1,200,181
41	RESULTADO NETO (**)	1,109,237	1,197,822

(**) INFORMACION ULTIMOS DOCE MESES.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

82-4211

CLAVE DE COTIZACION: CONTAL TRIMESTRE: 2 AÑO: 2004

GRUPO CONTINENTAL, S.A.

ESTADO DE RESULTADOS TRIMESTRAL **CONSOLIDADO**

DEL 1 DE ABRIL AL 30 DE JUNIO DE 2004 Y 2003

(Miles de Pesos)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**2,529,148**	**100**	**2,760,228**	**100**
2	COSTO DE VENTAS	1,172,907	46	1,272,939	46
3	**RESULTADO BRUTO**	**1,356,241**	**54**	**1,487,289**	**54**
4	GASTOS DE OPERACION	903,590	36	958,298	35
5	**RESULTADO DE OPERACION**	**452,651**	**18**	**528,991**	**19**
6	COSTO INTEGRAL DE FINANCIAMIENTO	(63,825)	(3)	23,430	1
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**516,476**	**20**	**505,561**	**18**
8	OTRAS OPERACIONES FINANCIERAS	(5,461)	0	(3,593)	0
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**521,937**	**21**	**509,154**	**18**
10	PROVISION PARA IMPUESTOS Y P.T.U.	230,954	9	226,547	8
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**290,983**	**12**	**282,607**	**10**
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	31,509	1	33,345	1
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**322,492**	**13**	**315,952**	**11**
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**322,492**	**13**	**315,952**	**11**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**322,492**	**13**	**315,952**	**11**
19	PARTICIPACION MINORITARIA	207		138	0
20	**RESULTADO NETO MAYORITARIO**	**322,285**	**13**	**315,814**	**11**

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

82-4211

CLAVE DE COTIZACION: CONTAL | TRIMESTRE: 2 AÑO: 2004

GRUPO CONTINENTAL, S.A.

ESTADO DE RESULTADOS TRIMESTRAL **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS

(Miles de Pesos)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**2,529,148**	**100**	**2,760,228**	**100**
21	NACIONALES	2,528,988	100	2,760,193	100
22	EXTRANJERAS	160	0	35	0
23	CONVERSION EN DOLARES (***)	14	0	4	0
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**(63,825)**	**100**	**23,430**	**100**
24	INTERESES PAGADOS	2,317	4	3,616	15
25	PERDIDA EN CAMBIOS	58	0	25	0
26	INTERESES GANADOS	18,804	29	17,480	75
27	GANANCIA EN CAMBIOS	49,681	78	(37,483)	(160)
28	RESULTADO POR POSICION MONETARIA	2,285	4	(214)	(1)
42	PERDIDA EN ACTUALIZACION DE UDI'S	0	0	0	0
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	**(5,461)**	**100**	**(3,593)**	**100**
29	OTROS GASTOS Y (PRODUCTOS) NETO	(5,461)	(100)	(3,593)	(100)
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**230,954**	**100**	**226,547**	**100**
32	I.S.R.	189,199	82	169,608	75
33	I.S.R. DIFERIDO	(7,674)	(3)	6,156	3
34	P.T.U.	51,193	22	50,585	22
35	P.T.U. DIFERIDA	(1,764)	(1)	198	0

(***) DATOS EN MILES DE DOLARES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

82-4211

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **2** AÑO: **2004**

GRUPO CONTINENTAL, S.A.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**

DEL 1 DE ENERO AL 30 DE JUNIO DE 2004 Y 2003

(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
1	**RESULTADO NETO**	**498,500**	**545,444**
2	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS	95,055	129,516
3	**FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIO**	**593,555**	**674,960**
4	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO	66,961	(115,936)
5	**RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION**	**660,516**	**559,024**
6	FLUJO DERIVADO POR FINANCIAMIENTO AJENO	99,306	65,617
7	FLUJO DERIVADO POR FINANCIAMIENTO PROPIO	(936,647)	(587,060)
8	**RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO**	**(837,341)**	**(521,443)**
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(119,863)**	**(215,117)**
10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO E INVERSIONES TEMPORALES	(296,688)	(177,536)
11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO DEL PERIODO	2,630,047	2,468,343
12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL DEL PERIODO	2,333,359	2,290,807

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

82-4211

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **2** AÑO: **2004**

GRUPO CONTINENTAL, S.A.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS

(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
2	**+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS**	**95,055**	**129,516**
13	+ DEPRECIACION Y AMORTIZACION DEL EJERCICIO	165,222	163,909
14	+ (-) INCRE. (DECRE.) NETO EN LA RVA. PARA PENSION Y PRIMA DE ANTIGUEDAD	4,142	6,534
15	+ (-) PERDIDA (GANANCIA) NETA EN CAMBIOS	0	0
16	+ (-) PERDIDA (GANANCIA) NETA POR ACTUALIZACION DE PASIVOS Y ACTIVOS	0	0
17	+ (-) OTRAS PARTIDAS	(74,309)	(40,927)
40	+ (-) OTRAS PARTIDAS QUE NO TIENEN QUE VER CON EBITDA	0	0
4	**FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO**	**66,961**	**(115,936)**
18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS POR COBRAR	43,560	(33,782)
19	+ (-) DECREMENTO (INCREMENTO) EN INVENTARIOS	33,622	(43,147)
20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS CUENTAS POR COBRAR Y OTROS ACTIVOS	0	0
21	+ (-) INCREMENTO (DECREMENTO) EN PROVEEDORES	(84,246)	(11,656)
22	+ (-) INCREMENTO (DECREMENTO) EN OTROS PASIVOS	74,025	(27,351)
6	**FLUJO DERIVADO POR FINANCIAMIENTO AJENO**	**99,306**	**65,617**
23	+ FINANCIAMIENTO BANCARIO Y BURSATIL A CORTO PLAZO	0	0
24	+ FINANCIAMIENTO BANCARIO Y BURSATIL A LARGO PLAZO	0	0
25	+ DIVIDENDOS COBRADOS	98,523	93,586
26	+ OTROS FINANCIAMIENTOS	783	0
27	(-) AMORTIZACION DE FINANCIAMIENTOS BANCARIOS	0	0
28	(-) AMORTIZACION DE FINANCIAMIENTOS BURSATILES	0	0
29	(-) AMORTIZACION DE OTROS FINANCIAMIENTOS	0	(27,969)
7	**FLUJO DERIVADO POR FINANCIAMIENTO PROPIO**	**(936,647)**	**(587,060)**
30	+ (-) INCREMENTO (DECREMENTO) EN EL CAPITAL SOCIAL	0	0
31	(-) DIVIDENDOS PAGADOS	(936,647)	(587,060)
32	+ PRIMA EN VENTA DE ACCIONES	0	0
33	+ APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(119,863)**	**(215,117)**
34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES DE ACCS. CON CARACTER PERMANENTE	0	0
35	(-) ADQUISICION DE INMUEBLES, PLANTA Y EQUIPO	(119,065)	(215,073)
36	(-) INCREMENTO EN CONSTRUCCIONES EN PROCESO	0	0
37	+ VENTAS DE OTRAS INVERSIONES CON CARACTER PERMANENTE	0	0
38	+ VENTAS DE ACTIVOS FIJOS TANGIBLES	0	0
39	+ (-) OTRAS PARTIDAS	(798)	(44)

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

82-4211

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **2** AÑO: **2004**

GRUPO CONTINENTAL, S.A.

RAZONES Y PROPORCIONES

INFORMACION CONSOLIDADA

Impresión Final

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
	RENDIMIENTO		
1	RESULTADO NETO A VENTAS NETAS	10.66 %	10.81 %
2	RESULTADO NETO A CAPITAL CONTABLE (**)	15.06 %	16.59 %
3	RESULTADO NETO A ACTIVO TOTAL (**)	11.92 %	13.26 %
4	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	82.41 %	44.39 %
5	RESULTADO POR POSICION MONETARIA A RESULTADO NETO	(7.48) %	(5.05) %
	ACTIVIDAD		
6	VENTAS NETAS A ACTIVO TOTAL (**)	1.05 veces	1.13 veces
7	VENTAS NETAS A ACTIVO FIJO (**)	2.29 veces	2.51 veces
8	ROTACION DE INVENTARIOS (**)	5.56 veces	5.25 veces
9	DIAS DE VENTAS POR COBRAR	7 días	7 días
10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	0.00 %	0.00 %
	APALANCAMIENTO		
11	PASIVO TOTAL A ACTIVO TOTAL	20.87 %	19.87 %
12	PASIVO TOTAL A CAPITAL CONTABLE	0.26 veces	0.25 veces
13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	0.98 %	2.05 %
14	PASIVO A LARGO PLAZO A ACTIVO FIJO	0.00 %	0.00 %
15	RESULTADO DE OPERACION A INTERESES PAGADOS	162.44 veces	130.94 veces
16	VENTAS NETAS A PASIVO TOTAL (**)	5.02 veces	5.67 veces
	LIQUIDEZ		
17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	4.89 veces	5.01 veces
18	ACTIVO CIRCULANTE MENOS INVENTARIOS A PASIVO CIRCULANTE	3.74 veces	3.74 veces
19	ACTIVO CIRCULANTE A PASIVO TOTAL	1.80 veces	1.98 veces
20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	326.17 %	322.97 %
	ESTADO DE CAMBIOS		
21	FLUJO DERIVADO DEL RESULTADO NETO A VENTAS NETAS	12.69 %	13.38 %
22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO A VENTAS NETAS	1.43 %	(2.30) %
23	RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION A INTERESES PAGADOS	145.42 veces	85.78 veces
24	FINANCIAMIENTO AJENO A RECURSOS GENERADOS (UTIL.) POR FINAN.	(11.86) %	(12.58) %
25	FINANCIAMIENTO PROPIO A RECURSOS GENERADOS (UTIL.) POR FINAN.	111.86 %	112.58 %
26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	99.33 %	99.98 %

(**) INFORMACION ULTIMOS DOCE MESES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

82-4211

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **2** AÑO: **2004**

GRUPO CONTINENTAL, S.A.

DATOS POR ACCION
INFORMACION CONSOLIDADA

Impresión Final

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
1	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$ 1.48	$ 1.60
2	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$ .00	$ .00
3	UTILIDAD DILUIDA POR ACCION (**)	$ .00	$ .00
4	UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**)	$ 1.48	$ 1.60
5	EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**)	$ .00	$ .00
6	EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**)	$ .00	$ .00
7	EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**)	$ .00	$ .00
8	VALOR EN LIBROS POR ACCION	$ 9.81	$ 9.65
9	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$ 1.25	$ .75
10	DIVIDENDO EN ACCIONES POR ACCION	.00 acciones	.00 acciones
11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR EN LIBROS	1.83 veces	1.77 veces
12	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION ORDINARIA (**)	12.18 veces	10.66 veces
13	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION PREFERENTE (**)	.00 veces	.00 veces

(**) INFORMACION ULTIMOS DOCE MESES

S-32 OTROS PASIVOS:

LOS PASIVOS POR PRIMA DE ANTIGÜEDAD Y PLAN DE PENSIONES DERIVADOS DE LA APLICACION DEL BOLETIN D-3 DEL IMCP SON:

PLAN DE PENSIONES	$ 222,149
PRIMA DE ANTIGÜEDAD	63,081
	$ 285,230

S-42 RESULTADOS ACUMULADOS Y RESERVA DE CAPITAL:

RESULTADO DE EJERCICIOS ANTERIORES	$ 7,450,824
RESERVA LEGAL	45,512
	$ 7,496,336

S-71 RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS:

RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	$ (648,717)
EFECTO ACUMULADO DE IMPUESTO SOBRE LA RENTA DIFERIDO	(994,896)
	$(1,643,613)

S-31 CREDITOS DIFERIDOS:

S-66 IMPUESTOS DIFERIDOS:

EN ESTOS RENGLONES SE INCLUYE UN PASIVO POR:

ISR DIFERIDO (D-4)	$ 854,445
ISR DIFERIDO FISCAL	79,860
PTU DIFERIDO (D-4)	8,028
	$ 942,333

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

COMENTARIOS Y ANALISIS DE LA ADMINISTRACION SOBRE LOS RESULTADOS DE OPERACION Y SITUACION FINANCIERA DE LA COMPAÑIA

ANEXO 1

CONSOLIDADO
Impresión Final

ESCENARIO ECONOMICO

El crecimiento en la economía estadounidense, ha propiciado cambios en la demanda de bienes en el ámbito mundial y está empezando a impactar en la actividad económica de México.

Las variables económicas del mercado nacional, tales como el precio del petróleo, la inflación y las tasas de interés siguen siendo sólidas, y es un hecho que los incrementos en la paridad peso-dólar son debido a causas externas.

Las cifras de empleo empiezan a mejorar pero a un nivel menor que las expectativas; esperamos que los efectos del mejoramiento en los indicadores de nuestros principales socios comerciales, beneficien el crecimiento de la economía de nuestro país en el segundo semestre.

Las manifestaciones ciudadanas de las últimas semanas contra la inseguridad, han demostrado que se está llegando al límite de la tolerancia, por lo que las autoridades deberán atender este asunto y ofrecer una solución que restablezca la confianza en nuestras instituciones.

LA OPERACIÓN Y SUS RESULTADOS

Durante el primer semestre, el volumen de ventas, incluyendo bonificaciones y muestreos fue de 171 millones de cajas unidad.

Se llevaron a cabo 64 eventos de lanzamiento, entre los que destacan Lift Manzana Golden en 600 ml. Pet no retornable y lata de 355 ml., Coca-Cola Light 237 ml. en vidrio no retornable, Coca-Cola 1.5 Lts. Pet no retornable y Coca-Cola 2.5 Lts. Pet retornable, en la Comarca Lagunera y Durango. A principios del presente mes, en las ciudades de Aguascalientes y San Luis Potosí, así como en la Región Occidente, lanzamos el nuevo empaque de Coca-Cola 450 ml. Pet no retornable. En todo nuestro territorio salimos al mercado con el nuevo sabor Chamoy de Fanta, en presentaciones de 355 ml. lata, así como 250 y 600 ml., en Pet no retornable.

Hemos realizado doce campañas promocionales: ocho al consumidor, dos al detallista y dos de imagen.

Una de las campañas de imagen más exitosas fue la VII Copa Coca-Cola de fútbol intersecundarias, con la participación nacional de más de 82 mil jóvenes, hombres y mujeres, en más de 6 mil equipos.

Continuamos incorporando a nuestros clientes en el sistema de mercadotecnia por canal y en los programas de capacitación al detallista; también incrementamos en más de 4900 nuestros equipos de refrigeración en el mercado.

RECURSOS DE CAPITAL

Las inversiones en infraestructura siguen siendo efectuadas con el Flujo de Operación, sin recurrir a contratación de deuda. En el semestre las inversiones ascendieron a 149 millones de pesos, y las principales se efectuaron en modificaciones a líneas de embotellado para elaborar los productos que demanda el mercado, así como en la construcción de dos Nuevos

Centros de Distribución, uno de ellos en la Zona Metropolitana de Guadalajara y el otro en la Comarca Lagunera.

LIQUIDEZ

Durante el primer semestre, el flujo de operación alcanzó 903 millones de pesos. Las razones de liquidez y apalancamiento siguen siendo satisfactorias, como lo muestran los estados financieros que forman parte de esta información.

ACTIVIDADES DE LA COMPAÑIA

Grupo Continental, S.A. (la "Compañía") es una sociedad controladora de compañías cuya actividad principal es la fabricación y venta de refrescos y agua purificada, a través de 17 franquicias otorgadas por The Coca-Cola Company que operan en siete Estados de la República Mexicana.

NOTAS A LOS ESTADOS FINANCIEROS

NOTA 1. PRINCIPALES POLITICAS CONTABLES y FINANCIERAS

BASES DE CONSOLIDACION

Los estados financieros consolidados incluyen los activos, pasivos y resultados de la Compañía y sus subsidiarias, en donde posee más del 50% de su capital social. Todos los saldos y operaciones importantes intercompañías han sido eliminados en la consolidación.

Con efectos a partir del 1° de marzo de 2004, Embotelladora Guadalupe Victoria, S.A. de C.V. fue fusionada con Embotelladora Guadiana, S.A. de C.V., prevaleciendo esta última.

Las subsidiarias de Grupo Continental, S.A., incluidas en la consolidación, aparecen listadas en el anexo 3 de esta información.

A continuación se resumen las políticas de contabilidad más importantes, las cuales están de acuerdo con los principios de contabilidad generalmente aceptados:

a) Reconocimiento de los efectos de la inflación

La Compañía y sus subsidiarias consolidadas actualizan en términos de poder adquisitivo de la moneda al cierre del último ejercicio todos los estados financieros, reconociendo así los efectos de la inflación, aplicando factores derivados del Indice Nacional de Precios al Consumidor (INPC), publicado por el Banco de México. Por lo tanto, las cifras de los estados financieros son comparables entre sí y con el año anterior que se presenta, al estar expresados en pesos del mismo poder adquisitivo.

b) Efectivo e inversiones temporales

El efectivo y las inversiones temporales consisten en efectivo e inversiones a la vista, las cuales generan intereses a tasas variables. Las inversiones a la vista se expresan al costo, el cual es semejante a su valor de mercado.

c) Inventarios y costo de ventas

Los inventarios se expresan a su valor actualizado de reposición y producción, que no exceden a su valor de mercado. El costo de ventas se expresa a su costo de reposición al momento de la venta.

d) Inversiones en acciones

Las inversiones en acciones de subsidiarias y asociadas que posee la Compañía, se valúan por el método de participación para efectos de su presentación en los estados financieros individuales. Las otras inversiones en acciones se

valúan al costo actualizado al cierre del ejercicio, utilizando para tal efecto un factor derivado del INPC.

e) Inmuebles, maquinaria y equipo

Los activos se registran a su costo de adquisición. Las adquisiciones, se actualizan a partir de su fecha de adquisición mediante la aplicación de factores derivados del INPC. La depreciación se calcula por el método de línea recta, de acuerdo con las vidas útiles de los activos.

f) Costo de cajas y envases retornables

El inventario de cajas y envases retornables se expresa a su costo de reposición o valor de depósito, el que sea menor. Cuando las cajas y envases se rompen son cargados a los resultados como gastos de venta o generales (el envase roto durante la producción es cargado al costo de ventas). Estos cargos a resultados no serían diferentes de los que resultarían si el valor de las cajas y envases fuera amortizado en el período estimado de su vida útil de aproximadamente 4 años (1.5 años para el envase de plástico y 4 años para el garrafón de policarbonato).

El costo del envase entregado a clientes sin cargo alguno en relación con campañas promocionales de nuevas presentaciones (neto de los importes recibidos de The Coca-Cola Company, basados en los acuerdos de publicidad compartida) es cargado a los resultados del año en que se promocionan.

g) Crédito mercantil

El crédito mercantil es la diferencia entre el valor pagado y el valor contable de las acciones de subsidiarias y asociadas adquiridas. Se actualiza aplicando a los importes históricos, factores derivados del INPC y se amortiza en línea recta en un período no mayor de 20 años.

h) Impuesto sobre la renta (ISR) y participación de los trabajadores en las utilidades (PTU)

El ISR y PTU cargados a los resultados del año se basan en los criterios establecidos en el Boletín D-4, "Tratamiento contable del impuesto sobre la renta, del impuesto al activo y de la participación de los trabajadores en la utilidad", emitido por la Comisión de Principios de Contabilidad del Instituto Mexicano de Contadores Públicos. El método que se establece en este boletín para determinar la base de cálculo del impuesto sobre la renta diferido, consiste en comparar los valores contables y fiscales de los activos y pasivos. A las diferencias temporales resultantes, se les aplica la tasa de ISR que estará vigente al momento en que se estima que éstas se recuperarán o liquidarán y se reconoce un activo o pasivo diferido. El impuesto al activo causado, así como el que se tenga pendiente de compensar de ejercicios anteriores, representa un anticipo de impuesto sobre la renta. Deben reconocerse activos o pasivos diferidos por las diferencias temporales en el cálculo de la Participación de los Trabajadores en las Utilidades que se presuma que provocarán un beneficio o que se pagarán en el futuro.

i) Compensaciones al personal

Las primas de antigüedad a que tienen derecho los trabajadores después de 15 años de servicios, se reconocen como costo desde el primer año de antigüedad a

través del registro de una provisión determinada con base en un estudio actuarial.

En la mayoría de las subsidiarias de la Compañía se tienen establecidos planes de retiro para empleados no sindicalizados. De acuerdo con estos planes de pensiones, los empleados elegibles son aquellos que tienen como mínimo 10 años de servicios y 60 años de edad, y la pensión permanece vigente por lo menos durante los diez años siguientes y hasta la muerte del empleado. El monto de los pagos de acuerdo con los beneficios de los planes, se basa en el sueldo promedio de los últimos doce meses de servicio, reducido por el importe pagado a los empleados por el Instituto Mexicano del Seguro Social. Las subsidiarias efectúan contribuciones anuales a los fondos en fideicomiso irrevocables basados en cálculos actuariales.

De acuerdo con el contrato colectivo de trabajo de dos subsidiarias, éstas conceden jubilaciones a sus trabajadores sindicalizados que hubieran cumplido por lo menos 60 años de edad y que tuvieran 25 años de servicios ininterrumpidos en la empresa. El importe de la jubilación será equivalente al 50% del salario al momento del retiro.

El costo de las primas de antigüedad y de los planes de pensiones y jubilaciones se determina con base en cálculos actuariales de acuerdo a lo establecido en el Boletín D-3, "Obligaciones laborales", emitido por el Instituto Mexicano de Contadores Públicos. Dicho boletín requiere el registro de un costo o ingreso neto de cada ejercicio, así como el reconocimiento de pasivos y activos, en su caso, y sólo se acepta el método actuarial de cálculo sobre la base de servicios cumplidos con sueldos proyectados.

Los demás pagos basados en antigüedad a que pueden tener derecho los trabajadores en caso de separación o muerte de acuerdo con la Ley Federal del Trabajo, se llevan a los resultados en el año en que se vuelven exigibles.

j) Transacciones en dólares (ver anexo 6)

Las transacciones en dólares se registran al tipo de cambio vigente en la fecha de su concertación. Los activos y pasivos en dicha moneda se expresan en moneda nacional al tipo de cambio vigente a la fecha del balance general. Las diferencias motivadas por fluctuaciones en los tipos de cambio entre las fechas de concertación de las transacciones y su liquidación o valuación al cierre del período, se aplican a los resultados.

k) Actualización de la inversión de los accionistas

Los rubros de la inversión de los accionistas se actualizan aplicando a los importes históricos, factores derivados del INPC. Los valores actualizados representan la inversión de los accionistas en términos de poder adquisitivo al final del ejercicio.

El exceso o insuficiencia en la actualización de la inversión de los accionistas, representa el grado en que la Compañía ha logrado o no ha logrado conservar el poder adquisitivo general de las aportaciones de los accionistas y de los resultados obtenidos. Este concepto está representado principalmente por el resultado por tenencia de activos no monetarios y su correspondiente efecto en los resultados cuando los activos son consumidos, el cual se determina comparando los valores de reposición de los activos no monetarios con los valores que se obtienen de aplicar factores derivados del INPC a los mismos activos.

l) Utilidad integral

La "utilidad integral" representa el resultado de la actuación total de la Compañía durante los ejercicios que se presentan. Este concepto está representado por la utilidad neta, más los efectos del resultado por tenencia de activos no monetarios e impuesto sobre la renta diferido que, de acuerdo con los principios de contabilidad aplicables, se llevaron directamente a la inversión de los accionistas.

m) Resultado monetario

El resultado monetario representa el efecto de la inflación, medida en términos del INPC, en el neto de los activos y pasivos monetarios al inicio de cada mes, el cual se carga o acredita íntegramente a los resultados, formando parte del costo integral de financiamiento.

n) Gastos de publicidad y promoción

Durante los ejercicios que cubren estos estados financieros consolidados, y con base en presupuestos anuales cooperativos de publicidad y propaganda, The Coca-Cola Company ha hecho pagos compartidos por aproximadamente el 50% de ciertos programas de publicidad y propaganda, incluyendo el costo de cajas y envases introducidos en el mercado sin cargo alguno a los clientes y, la Compañía, al igual que otros embotelladores de Coca-Cola, ha hecho pagos compartidos en relación con campañas nacionales de publicidad, basados en la población de sus respectivos territorios, por aproximadamente el 50% del costo de dichas campañas. Los gastos de publicidad y promoción solamente reflejan la parte de estos gastos que le corresponden a la Compañía. Los pagos efectuados por la Compañía por cuenta de The Coca-Cola Company se registran como cuentas por cobrar y no tienen efecto en los resultados. Estas cuentas por cobrar son pagadas por The Coca-Cola Company en un plazo de 60 días en promedio.

o) Utilidad básica por acción

La utilidad básica por acción se calcula dividiendo la utilidad neta (participación mayoritaria), entre el promedio ponderado de las acciones en circulación durante cada ejercicio que se presenta. El promedio de las acciones en circulación son 750,000,000 al 30 de junio de 2004, y 749,980,000 al 30 de junio de 2003.

p) Información financiera por segmentos

Como se indica en la Nota 1, Grupo Continental, S. A. es tenedora de las acciones de compañías cuya actividad principal es la fabricación y venta de refrescos y agua purificada a través de 17 franquicias otorgadas por The Coca-Cola Company, las cuales operan en siete Estados de la República Mexicana. Las condiciones de riesgos y rendimientos de las operaciones de cada una de las embotelladoras en los diferentes territorios son similares, ya que los productos son de la misma naturaleza y los procesos de producción, el tipo de clientes, los métodos usados para distribuir los productos y el entorno regulatorio en el que opera cada una de las plantas son iguales. También operan en igualdad de circunstancias económicas y políticas y no se genera información interna relacionada con áreas geográficas o por zonas, ya que la administración se realiza como una sola unidad de negocio.

Los productos de la Compañía se comercializan fundamentalmente a través de un alto número de detallistas relativamente pequeños, tales como tiendas de abarrotes y misceláneas, sin que exista concentración importante en algún cliente o tipo de cliente en especial.

NOTA 2. INMUEBLES, MAQUINARIA Y EQUIPO

	30 de junio de 2004
Edificios	$ 1,953,148
Equipo de fábrica	2,424,308
Equipo anticontaminante	94,648
Equipo de transporte	1,582,899
Mobiliario y otros equipos	526,904
	6,581,907
Depreciación acumulada	(3,246,160)
	3,335,747
Terrenos	703,114
Obras y equipo en proceso y anticipos	218,932
	$ 4,257,793

La depreciación se calcula por el método de línea recta, de acuerdo con las vidas útiles de los activos.

Los diferentes conceptos de activo fijo se deprecian en base a las siguientes:

TASAS DE DEPRECIACIÓN ANUAL PROMEDIO

· Inmuebles (edificios)	2.1%
· Maquinaria (equipo de fábrica)	5.9%
· Equipo anticontaminante	4.6%
· Equipo de transporte	6.7%
· Mobiliario y otros equipos	12.1%

NOTA 3. CREDITOS BURSÁTILES

N/A

NOTA 4. PASIVO CONTINGENTE

Los pasivos por prima de antigüedad y plan de pensiones derivados de la aplicación del boletín D-3 del IMCP son:

Plan de pensiones	$ 222,149
Prima de antigüedad	63,081
	$ 285,230

NOTA 5. CAPITAL CONTABLE

INVERSIÓN DE LOS ACCIONISTAS

El capital social de la compañía está representando por 750,000,000 acciones ordinarias de libre suscripción, nominativas, con valor nominal de dos centavos cada una, totalmente suscritas y pagadas.

Las utilidades acumuladas, incluyendo las que han sido capitalizadas, están sujetas al pago de impuestos en caso de su distribución en efectivo, excepto que provengan de la cuenta de utilidad fiscal neta (CUFIN). Así mismo, los reembolsos de capital que excedan proporcionalmente a la cuenta de capital aportado (CUCA) se consideran distribución de utilidades sujetas al tratamiento mencionado y, en su caso, al pago de impuestos.

La utilidad neta de la Compañía y de cada subsidiaria está sujeta a la aplicación del 5% a la reserva legal hasta que ésta represente el 20% del capital social. Al 30 de junio de 2004, la reserva legal de la Compañía ascendía a 3 millones de pesos nominales, que representa el 20% del valor nominal del capital social. La reserva legal no es susceptible de distribución en efectivo, pero puede ser capitalizada, y se incluye en los resultados acumulados. La reserva legal está incluida en el renglón S-42 Resultados Acumulados y Reserva de Capital del Estado de situación Financiera Consolidado.

INTERES MINORITARIO

La Compañía posee prácticamente el 100% del capital social de sus subsidiarias y el 51% de Servicios Ejecutivos Continental, S.A. El interés minoritario representa la participación en esta subsidiaria que poseen los accionistas minoritarios, y se presenta en el balance general consolidado después de la participación mayoritaria. El estado consolidado de resultados presenta la utilidad neta consolidada total, y la distribución en la participación mayoritaria y minoritaria se presenta después de la utilidad neta consolidada.

NOTA 6. RESERVA PARA RECOMPRA DE ACCIONES

Estatutariamente la Empresa tiene establecida una reserva para recompra de sus propias acciones, por un importe de $ 150,000, se que incluye en el renglón S-43 de los estados financieros.

Al 30 de junio de 2004 la empresa no posee acciones propias recompradas.

NOTA 7. COSTO INTEGRAL DE FINANCIAMIENTO

(Ver desglose de los principales conceptos en el estado de resultados consolidado).

Nota 8. IMPUESTOS DIFERIDOS

A continuación se muestran los efectos acumulados al 30 de junio del 2004.

S-71 Resultado por tenencia de activos no monetarios:

Resultados por tenencia de activos no Monetarios	$ (648,717)
Efecto acumulado del impuesto sobre la renta diferido (D-4)	(994,896)
	$ (1,643,613)

S-31 Créditos diferidos:
S-66 Impuestos diferidos:

En estos renglones se incluye un pasivo por:

ISR diferido (D-4)	$ 854,445
ISR diferido fiscal	79,860
PTU diferido (D-4)	8,028
	$ 942,333

NOTA 9. PARTIDAS EXTRAORDINARIAS

N/A

NOTA 10. OPERACIONES DISCONTINUADAS

N/A

NOTA 11. EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD.

N/A

NOTAS COMPLEMENTARIAS A LA INFORMACION FINANCIERA (1)

NOTA 12. RESULTADOS NETOS MENSUALES (HISTORICO Y ACTUALIZADO)

ULTIMOS 12 MESES

MES	RESULTADO NETO MAYORITARIO DEL EJERCICIO ACUMULADO HISTORICO	RESULTADO NETO MAYORITARIO DEL EJERCICIO MENSUAL HISTORICO	INDICE AL CIERRE	INDICE DE ORIGEN	RESULTADO NETO MAYORITARIO DEL EJERCICIO MENSUAL ACTUALIZADO
Jul-03	103,341	103,341	108.737	104.339	107,697
Ago-03	263,097	159,756	108.737	104.652	165,992
Sep-03	342,057	78,960	108.737	105.275	81,557
Oct-03	434,389	92,332	108.737	105.661	95,020
Nov-03	544,845	110,456	108.737	106.538	112,736
Dic-03	592,339	47,494	108.737	106.996	48,267
Ene-04	612,359	20,020	108.737	107.661	20,220
Feb-04	656,745	44,386	108.737	108.305	44,563
Mar-04	766,520	109,775	108.737	108.672	109,841
Abr-04	880,403	113,883	108.737	108.836	113,779
May-04	976,409	96,006	108.737	108.563	96,160
Jun-04	1,088,754	112,345	108.737	108.737	112,345
		1,088,754			1,108,177

82-4211

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **2** AÑO: **2004**
GRUPO CONTINENTAL, S.A.

RELACION DE INVERSIONES EN ACCIONES

ANEXO 3 **CONSOLIDADO**
Impresión Final

NOMBRE DE LA EMPRESA (1)	ACTIVIDAD PRINCIPAL	No. DE ACCIONES	% DE TENENCIA (2)	MONTO TOTAL (Miles de Pesos)	
				COSTO ADQUISICION	VALOR ACTUAL (3)
SUBSIDIARIAS					
1 EMBOTELLADORA AGUASCALIENTES, S.A. DE C.V.	EMBOTELLADORA	149,999	99.99	8,422	166,772
2 EMBOTELLADORA AMECA, S.A. DE C.V.	EMBOTELLADORA	49,999	99.99	164	78,913
3 EMBOTELLADORA DE COAHUILA, S.A. DE C.V.	EMBOTELLADORA	149,999	99.99	14,026	123,878
4 EMBOTELLADORA GOMEZ PALACIO, S.A. DE C.V.	EMBOTELLADORA	499,999	99.99	4,494	94,486
5 EMBOTELLADORA GUADIANA, S.A. DE C.V.	EMBOTELLADORA	17,619,998	99.99	27,396	263,767
6 EMBOTELLADORA LA BUFA, S.A. DE C.V.	EMBOTELLADORA	12,999,999	99.99	15,639	128,457
7 EMBOTELLADORA LA FAVORITA, S.A. DE C.V.	EMBOTELLADORA	11,082,060	99.99	17,773	458,011
8 EMBOTELLADORA LAGUNERA, S.A. DE C.V.	EMBOTELLADORA	1,904,999	99.99	5,571	146,057
9 EMBOTELLADORA LAS TROJES, S.A. DE C.V.	EMBOTELLADORA	13,637,027	99.99	16,508	172,861
10 EMBOTELLADORA LOS ALTOS, S.A. DE C.V.	EMBOTELLADORA	349,999	99.99	5,676	123,290
11 EMBOTELLADORA RIO VERDE, S.A. DE C.V.	EMBOTELLADORA	49,999	99.99	1,410	34,822
12 EMBOTELLADORA SAN LUIS, S.A. DE C.V.	EMBOTELLADORA	99,999	99.99	8,712	119,435
13 EMBOTELLADORA TANGAMANGA, S.A. DE C.V.	EMBOTELLADORA	50,409,118	99.99	18,536	231,693
14 EMBOTELLADORA FRESNILLO, S.A. DE C.V.	EMBOTELLADORA	849,999	99.99	3,176	96,026
15 EMBOTELLADORA ZAPOPAN, S.A. DE C.V.	EMBOTELLADORA	18,999,999	99.99	22,038	232,006
16 EMBOTELLADORA DE TECOMAN, S.A. DE C.V.	EMBOTELLADORA	33,391,749	99.99	159,791	184,619
17 INMOBILIARIA FAVORITA, S.A. DE C.V.	INMOBILIARIA	18,290,060	99.99	23,969	612,709
18 FOMENTO DE AGUASCALIENTES, S.A. DE C.V.	INMOBILIARIA	17,203,089	99.99	14,315	168,068
19 CONCENTRADOS INDUSTRIALES, S.A. DE C.V.	CONCENTRADOS Y ESP. QUIMICAS	499,999	99.99	846	16,819
20 FOMENTO DURANGO, S.A. DE C.V.	INMOBILIARIA	2,108,017	99.99	568	125,922
21 FOMENTO MAYRAN, S.A. DE C.V.	INMOBILIARIA	2,130,817	99.99	1,033	92,693
22 FOMENTO POTOSINO, S.A. DE C.V.	INMOBILIARIA	49,999	99.99	475	26,038
23 FOMENTO RIO NAZAS, S.A. DE C.V.	INMOBILIARIA	49,999	99.99	1,315	37,262
24 FOMENTO SAN LUIS, S.A. DE C.V.	INMOBILIARIA	52,370,655	99.99	50,853	151,050
25 FOMENTO ZACATECANO, S.A. DE C.V.	INMOBILIARIA	7,559,999	99.99	10,024	86,781

82-4211

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **2** AÑO: **2004**
GRUPO CONTINENTAL, S.A.

RELACION DE INVERSIONES EN ACCIONES

ANEXO 3

CONSOLIDADO
Impresión Final

NOMBRE DE LA EMPRESA (1)	ACTIVIDAD PRINCIPAL	No. DE ACCIONES	% DE TENENCIA (2)	MONTO TOTAL (Miles de Pesos)	
				COSTO ADQUISICION	VALOR ACTUAL (3)
26 GROSSMAN Y ASOCIADOS, S.A. DE C.V.	INMOBILIARIA	109,999	99.99	2,281	137,323
27 SOCIEDAD INDUSTRIAL, S.A. DE C.V.	EMPRESA DE SERVICIOS	77,789,998	99.99	76,442	387,451
28 SERVICIOS EJECUTIVOS CONTINENTAL, S.A.	EMPRESA DE SERVICIOS	6,120,000	51.00	3,544	6,457
29 OTRAS SUBSIDIARIAS (4) (NO. DE SUBS.:)		1	0.00	0	0
TOTAL DE INVERSIONES EN SUBSIDIARIAS				**514,997**	**4,503,666**
ASOCIADAS					
1 INDUSTRIA ENVASADORA DE QUERETARO, S.A. DE C.V.	ENLATADORA	84,609	16.92	8,670	66,333
2 ANDAMIOS ATLAS, S.A. DE C.V.	ANDAMIOS	1,065,139	26.01	6,524	53,975
3 PROMOTORA INDUSTRIAL AZUCARERA, S.A. DE C.V.	CONTR. INGENIOS AZUCAREROS	12,700,791	49.00	65,075	708,729
		0	0.00	0	0
TOTAL DE INVERSIONES EN ASOCIADAS				**80,269**	**829,037**
OTRAS INVERSIONES PERMANENTES					**39,720**
TOTAL					**5,372,423**

OBSERVACIONES

CLAVE DE COTIZACION: **CONTAL**
GRUPO CONTINENTAL, S.A.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRIMESTRE: **2** AÑO: **2004**

ANEXO 5
DESGLOSE DE CREDITOS
(MILES DE PESOS)

CONSOLIDADO
Impresión Final

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) — Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) — Intervalo de Tiempo					
			Hasta 1 Año	Más de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
CON GARANTIA																
REFACCIONARIO/BANORTE		0.00	0	0	0	0	0	0	0	0	0	0	0	0	0	0
ORGANISMOS FINANCIEROS																
AVIO/INTERNACIONAL		0.00	0	0	0	0	0	0	0	0	0	0	0	0	0	0
REFACCIONARIO/INTERNACIONAL		0.00	0	0	0	0	0	0	0	0	0	0	0	0	0	0
AVIO/BANCOMER		0.00	0	0	0	0	0	0	0	0	0	0	0	0	0	0
REFACCIONARIO/BANCOMER		0.00	0	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL BANCARIOS			**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
PROVEEDORES																
PROVEEDORES																
DIVERSOS	31/12/2004	0.00	263,764	0	0	47	0	0	0	0	0	0	0	0	0	0
TOTAL PROVEEDORES			**263,764**	**0**	**0**	**47**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
OTROS PASIVOS CIRCULANTES Y OTROS CREDITOS																
DIVERSOS	31/12/2004	0.00	232,128	0	0	18,973	0	0	0	0	0	0	0	0	0	0
TOTAL OTROS PASIVOS CIRCULANTES, OTROS CREDITOS			**232,128**	**0**	**0**	**18,973**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
TOTAL			**495,892**	**0**	**0**	**19,020**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**

OBSERVACIONES

82-4211

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

82-4211

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **2** AÑO: **2004**

GRUPO CONTINENTAL, S.A.

POSICION EN MONEDA EXTRANJERA

(Miles de Pesos)

ANEXO 6 **CONSOLIDADO**

Impresión Final

BALANZA	DOLARES (1)		OTRAS MONEDAS (1)		TOTAL
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	MILES DE PESOS
3. POSICION EN MONEDA EXTRANJERA					
ACTIVO TOTAL	**150,673**	**1,737,213**	0	0	**1,737,213**
PASIVO	**1,650**	**19,020**			**19,020**
CORTO PLAZO	1,650	19,020	0	0	19,020
LARGO PLAZO	0	0	0	0	0
SALDO NETO	**149,023**	**1,718,193**			**1,718,193**

(1) EN LA SECCION DE OBSERVACIONES SE DEBERA ESPECIFICAR LA MONEDA Y EL TIPO DE CAMBIO

OBSERVACIONES

EL TIPO DE CAMBIO UTILIZADO PARA LA CONVERSION ES DE $11.5297 US DOLLAR PUBLICADO POR EL BANCO DE MEXICO , EN EL DIARIO OFICIAL DE LA FEDERACION EL ULTIMO DIA HABIL DEL MES QUE SE REPORTA.

CEDULA DE INTEGRACION Y CALCULO
DE RESULTADO POR POSICION MONETARIA (1)
(Miles de Pesos)

ANEXO 7 **CONSOLIDADO**
Impresión Final

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA (ACTIVA) PASIVA	INFLACION MENSUAL	EFECTO MENSUAL (ACTIVO) PASIVO
ENERO	2,980,853	793,853	(2,187,000)	0.62	(13,592)
FEBRERO	2,991,213	752,428	(2,238,785)	0.60	(13,392)
MARZO	3,076,581	772,621	(2,303,960)	0.34	(7,808)
ABRIL	3,193,617	801,635	(2,391,982)	0.15	(3,609)
MAYO	3,448,786	1,785,494	(1,663,292)	(0.25)	4,172
JUNIO	2,542,060	766,026	(1,776,034)	0.16	(2,847)
ACTUALIZACION:	0	0	0	0.00	(196)
CAPITALIZACION:	0	0	0	0.00	0
EMP. EXTRANJERAS:	0	0	0	0.00	0
OTROS	0	0	0	0.00	0
TOTAL					**(37,272)**

OBSERVACIONES

OBLIGACIONES, PAGARES DE MEDIANO PLAZO Y/O CONVENANTS INSCRITOS EN BOLSA

ANEXO 8

CONSOLIDADO
Impresión Final

LIMITACIONES FINANCIERAS SEGUN ESCRITURAS DE LA EMISION Y/O TITULO
=== N O A P L I C A ===

SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS
=== N O A P L I C A ===

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO

ANEXO 9 **CONSOLIDADO**
Impresión Final

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA (1)	% DE UTILIZACION
REGION OCCIDENTE	EMBOTELLADORA	46,335	69
REGION CENTRO	EMBOTELLADORA	34,405	64
REGION NORTE	EMBOTELLADORA	31,770	46
TOTAL GRUPO	EMBOTELLADORA	112,510	61
CONCENTRADOS IND., SA DE CV	FABRICA DE CONCENTRADOS Y ESPECIALIDADES QUIMICAS	526	46

OBSERVACIONES

(1)
- LA CAPACIDAD INSTALADA PRESENTADA ES TRIMESTRAL.
- LA CAPACIDAD INSTALADA ANUAL ASCIENDE A 450 MILLONES DE CAJAS UNIDAD.
- EN EL CASO DE LAS EMBOTELLADORAS DE BEBIDAS NO ALCOHOLICAS LISTAS PARA TOMAR, LA CAPACIDAD INSTALADA SE PRESENTA EN MILES DE CAJAS UNIDAD (CAJAS EQUIVALENTES A 24 BOTELLAS DE 236.560 ML.).
- EN EL CASO DE CONCENTRADOS INDUSTRIALES LA CAPACIDAD INSTALADA ESTA EXPRESADA EN MILES DE LITROS DE CONCENTRADOS Y ESPECIALIDADES QUIMICAS EN UN TRIMESTRE.

82-4211

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **2** AÑO: **2004**
GRUPO CONTINENTAL, S.A.

MATERIAS PRIMAS DIRECTAS

ANEXO 10 **CONSOLIDADO**
Impresión Final

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
CONCENTRADO	COCA-COLA DE MEXICO			SI	33.36
AZUCAR	P.I.A.S.A. (ASOCIADA)			SI	20.97
ENVASE NO RETORNABLE	VITRO,S.A. E INNOPACK			SI	21.12
CORCHOLATA Y TAPAS	TAPON CORONA D GUADALAJARA SA CROWN CORK DE MEXICO, SA TAPAS INNOVATIVAS, SA DE CV			SI	3.22

OBSERVACIONES

CLAVE DE COTIZACION: **CONTAL**
GRUPO CONTINENTAL, S.A.

TRIMESTRE: **2** AÑO: **200**

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS NACIONALES

CONSOLIDADO
Impresión Final

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		% DE PARTICIPACION EN EL MERCADO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
BEBIDAS NO ALCOHOLICAS LISTAS PARA TOMAR (NARTD)	163,583	2,164,270	166,973	4,616,851		COCA-COLA, COCA-COLA VAINILLA, COCA-COLA LIGHT, FANTA, SPRITE, FRESCA, LIFT, DELAWARE, SPRITE CERO, SENZAO, POWERade, MICKEY AVENTURAS, NESTEA, BEAT, CIEL	DETALLISTAS EN GENERAL
DIVERSOS				59,910		DIVERSAS	DIVERSOS
TOTAL		2,164,270		4,676,761			

82-4211

CLAVE DE COTIZACION: **CONTAL**
GRUPO CONTINENTAL, S.A.

TRIMESTRE: **2** AÑO: **200**

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS AL EXTERIOR

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		DESTINO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
SERVICIOS DE ANALISIS QUIMICOS				224	COSTA RICA, VENEZUELA Y COLOMBIA	COINSA	DIVERSOS
TOTAL				224			

OBSERVACIONES

LAS SIGUIENTES OBSERVACIONES CORRESPONDEN A VENTAS NACIONALES:
- EL VOLUMEN DE PRODUCCION Y VENTAS DE LOS PRINCIPALES PRODUCTOS DE REFRESCOS SON DETERMINADOS EN MILES DE CAJAS UNIDAD (CAJAS EQUIVALENTES A 24 BOTELLAS DE 236.560 ML.).
- EL GARRAFON DE AGUA CIEL TIENE CAPACIDAD DE 20 LITROS.
- EL PORCENTAJE DE PARTICIPACION EN EL MERCADO NO ESTA DISPONIBLE.

82-4211

82-4211

CLAVE DE COTIZACION: **CONTAL**
GRUPO CONTINENTAL, S.A.

TRIMESTRE: 2 AÑO: **2004**

CONSOLIDADO
Impresión Final

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CARACTERISTICAS DE LAS ACCIONES

	VALOR	CUPON	NUMERO DE ACCIONES				CAPITAL SOCIAL	
	$	VIGENTE	PORCION FIJA	PORCION VARIABLE	MEXICANOS	LIBRE SUSCRIPCION	FIJO	VARIABLE
*	0.02000	0	750,000,000			750,000,000	15,000	
TOTAL			**750,000,000**	**0**	**0**	**750,000,000**	**15,000**	**0**

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION:
750,000,000

PROPORCION DE ACCIONES POR :

CPO's :
T.VINC. :
ADRS's :
GDRS's :
ADS's :
GDS's

ACCIONES PROPIAS RECOMPRADAS

SERIE	CANTIDAD DE ACCIONES	PRECIO PROMEDIO DE RECOMPRA	PRECIO DE MERCADO AL TRIMESTRE

OBSERVACIONES

Información de Proyectos

(Proyecto, Monto Ejercido y Porcentaje de Avance)

ANEXO 13

CONSOLIDADO

Impresión Final

NO APLICA

Transacciones en Moneda Extranjera y Conversión de Estados Financieros de Operaciones Extranjeras
(Información relacionada al Boletín B-15)

ANEXO 14

CONSOLIDADO
Impresión Final

NO APLICA

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

82-4211

CLAVE DE COTIZACION: CONTAL FECHA: 28/07/2004 13:17
GRUPO CONTINENTAL, S.A.

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	GRUPO CONTINENTAL, S.A.
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO ,TAMP
TELEFONO:	01-833 241-25-00
FAX:	01-833 241-25-77
DIRECCION DE INTERNET:	www.contal.com

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	GCO7901128N8
DOMICILIO FISCAL:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO ,TAMP

RESPONSABLE DE PAGO

NOMBRE:	- ROBERTO MARTINEZ GARZA
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO ,TAMP
TELEFONO:	01-833 241-25-21
FAX:	01-833 241-25-77
E-MAIL:	rmartinez@contal.com

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
NOMBRE:	- CYNTHIA H. GROSSMAN -
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO TAMP
TELEFONO:	01-833 213-37-21
FAX:	01-833 217-02-95 Y 01-833 241-25-77
E-MAIL:	info@contal.com

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	DIRECTOR GENERAL
NOMBRE:	- MARCOS AGUILAR ROMO
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO TAMP
TELEFONO:	01-833 241-25-10

82-4211

CLAVE DE COTIZACION: **CONTAL** FECHA: 28/07/2004 13:17
GRUPO CONTINENTAL, S.A.

FAX:	01-833 241-25-77
E-MAIL:	maguilar@contal.com

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR EJECUTIVO DE FINANZAS
NOMBRE:	- MIGUEL ANGEL RABAGO VITE
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO TAMP
TELEFONO:	01-833 241-25-14
FAX:	01-833 241-25-77
E-MAIL:	mrabago@contal.com

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION CORPORATIVA VIA EMISNET
PUESTO:	DIRECTOR GENERAL
NOMBRE:	- MARCOS AGUILAR ROMO
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO TAMP
TELEFONO:	01-833 241-25-10
FAX:	01-833 241-25-77
E-MAIL:	maguilar@contal.com

PUESTO BMV:	ACREDITADO PARA ENVIO DE RECOMPRAS VIA EMISNET
PUESTO:	DIRECTOR EJECUTIVO DE FINANZAS
NOMBRE:	- MIGUEL ANGEL RABAGO VITE
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO TAMP
TELEFONO:	01-833 241-25-14
FAX:	01-833 241-25-77
E-MAIL:	mrabago@contal.com

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	DIRECTOR EJECUTIVO JURIDICO Y DE RECURSOS HUMANOS
NOMBRE:	- ROBERTO MARTINEZ GARZA
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO TAMP
TELEFONO:	01-833 241-25-21
FAX:	01-833 241-25-77
E-MAIL:	rmartinez@contal.com

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	DIRECTOR GENERAL
NOMBRE:	- MARCOS AGUILAR ROMO
DOMICILIO:	AVENIDA HIDALGO NO. 2303

82-4211

CLAVE DE COTIZACION: CONTAL FECHA: 28/07/2004 13:17
GRUPO CONTINENTAL, S.A.

COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO TAMP
TELEFONO:	01-833 241-25-10
FAX:	01-833 241-25-77
E-MAIL:	maguilar@contal.com

PUESTO BMV:	PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	NO APLICA
NOMBRE:	N.A. NO APLICA NO APLICA NO APLICA
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO TAMP
TELEFONO:	01-833 241-25-00
FAX:	01-833 241-25-77
E-MAIL:	info@contal.com

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	DIRECTOR DE TESORERIA
NOMBRE:	- MIGUEL ANGEL DIAZ ALONSO
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO TAMP
TELEFONO:	01-833 241-25-15
FAX:	01-833 241-25-77
E-MAIL:	mdiaz@contal.com

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	DIRECTOR GENERAL
NOMBRE:	- MARCOS AGUILAR ROMO
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO TAMP
TELEFONO:	01-833 241-25-10
FAX:	01-833 241-25-77
E-MAIL:	maguilar@contal.com

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	DIRECTOR EJECUTIVO DE FINANZAS
NOMBRE:	- MIGUEL ANGEL RABAGO VITE
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO TAMP
TELEFONO:	01-833 241-25-14
FAX:	01-833 241-25-77
E-MAIL:	mrabago@contal.com

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

82-4211

CLAVE DE COTIZACION: CONTAL
GRUPO CONTINENTAL, S.A.

DECLARACION DE FUNCIONARIOS DE LA INSTITUCION, RESPONSABLES DE LA INFORMACION.

LOS SUSCRITOS MANIFESTAMOS BAJO PROTESTA DE DECIR VERDAD QUE, EN EL AMBITO DE NUESTRAS RESPECTIVAS FUNCIONES, PREPARAMOS LA INFORMACIÓN RELATIVA A LA EMISORA CONTENIDA EN EL PRESENTE REPORTE TRIMESTRAL, LA CUAL, A NUESTRO LEAL SABER Y ENTENDER, REFLEJA RAZONABLEMENTE SU SITUACION. ASIMISMO, MANIFESTAMOS QUE NO TENEMOS CONOCIMIENTO DE INFORMACIÓN RELEVANTE QUE HAYA SIDO OMITIDA O FALSEADA EN ESTE REPORTE TRIMESTRAL O QUE EL MISMO CONTENGA INFORMACIÓN QUE PUDIERA INDUCIR A ERROR A LOS INVERSIONISTAS.

C.P. MARCOS AGUILAR ROMO
SECRETARIO DEL CONSEJO DE ADMINISTRACION

C.P. MIGUEL ANGEL RABAGO VITE
DIRECTOR EJECUTIVO DE FINANZAS

TAMPICO, TAMP, A 28 DE JULIO DE 2004